Exhibit 99.1

Q2 2012	Second Quarter Report
for the six months ended September 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three and six months ended September 30, 2011 and the Company’s audited consolidated financial statements, accompanying notes and MD&A and Annual Information Form for the fiscal year ended March 31, 2011. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2012, we mean our fiscal year ending March 31, 2012. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2011	0.9696	1.0167
Monthly Fiscal 2012
April	0.9464	0.9578
May	0.9686	0.9679
June	0.9645	0.9773
July	0.9555	0.9558
August	0.9794	0.9824
September	1.0482	1.0030

Monthly Fiscal 2011
April	1.0158	1.0051
May	1.0435	1.0403
June	1.0646	1.0396
July	1.0283	1.0429
August	1.0665	1.0418
September	1.0290	1.0336

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our future growth strategy and prospects, including growth of the education, business and government markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully obtain patents or registration for other intellectual property rights or to protect, maintain and enforce such rights;

•	our ability to manage our growth;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to enhance current products and develop and introduce new products;

•	the development of the market for interactive learning and collaboration products;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to protect our brand;

•	our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	our ability to manage our component and product assembly and logistical services successfully;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	possible changes in the demand for our products;

•	our ability to successfully execute our strategy to grow in the business and government markets;

•	our ability to manage, defend and settle litigation;

•	our ability to integrate the operations of the various businesses we acquire;

•	our ability to establish new relationships and to build on our existing relationships with our dealers and distributors; and

•	our ability to manage cash flow, foreign exchange risk and working capital.

Overview

We design, develop and sell interactive technology products and integrated solutions that enhance learning and enable people to collaborate in innovative and effective ways. We are the global leader in the interactive whiteboard product category, which is the core of our collaboration solutions.

SMART Board™ interactive whiteboards combine the simplicity of a whiteboard and the power of a computer. By touching the surface of a SMART Board interactive whiteboard, the user can control computer applications, access the Internet, write in digital ink and save and share work. Our award-winning interactive whiteboards are the result of more than 20 years of technological innovation focused on providing an intuitive and compelling user experience. SMART Board interactive whiteboards are designed to serve as the focal point of a broad technology platform in classrooms and meeting rooms. Our line of interactive whiteboards currently ranges from the 400 series, our entry-level product, to the 600 series, our most popular product in education, to the 800 series, our feature- and functionality-rich multiuser interactive whiteboard.

We complement our interactive whiteboards with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. We offer a line of short- and ultra-short-throw projectors, SMART Board interactive displays, the SMART Table™ interactive learning center and a variety of related products, including the SMART Response™ interactive response system, the SMART Slate™ wireless slate, as well as services to support their implementation and use.

We generate our revenue from the sale of these interactive technology products and integrated solutions, including hardware, software and services. Our global expansion has led to our products being used in more than 175 countries worldwide through our distributor and dealer network to the education, business and government markets. Although we do not sell to them directly, we consider these end-users to be our customers.

Highlights

Economic challenges in our main markets and restraints on government spending have continued to impact our results compared to prior periods. Restrained North American education spending on technology investments has resulted in a significant decline in North American education revenue which was partially offset by growth in EMEA and the rest of world, and the business market. Key highlights in the first half of fiscal 2012 are as follows:

•

Revenue decreased by $29.2 million, or 6.6%, in the first six months of fiscal 2012 while SMART Board unit sales declined 12.0% period over period. Gross margin at 46.1% in the quarter and 47.8% year to date are lower than prior periods due to a number of one-time items. We recorded inventory provisions with the move of our Ottawa assembly facility to third party contract manufacturers. We introduced a number of new products which have not yet reached targeted margin levels and we have lowered our selling prices in certain strategic situations to gain a market presence in various emerging markets. We are also very focused on bringing our margins back to higher levels through cost reduction initiatives designed to reduce the cost of sales for both products sold in emerging markets and new products we introduce to maintain our market leadership position.

•

We are continuing our focus on cost management and investing strategically while striving to gain efficiencies in our base structure. We announced in August that we would move our remaining assembly operations to third-party contract manufacturers and discontinue our own product assembly in Ottawa, Canada. In the second quarter of fiscal 2012, we incurred costs of approximately $5.6 million related to this transition, of which $4.5 million was recorded as restructuring costs in operating expenses with the remainder in cost of sales.

•

In August 2011, our Board of Directors approved a share repurchase program and normal course issuer bid for the purchase and cancellation of up to 4,000,000 of the Company’s Class A Subordinate Voting Shares. Management believes that the current market value of our Class A Shares does not reflect the underlying value of the Company and, accordingly, that this is the best use of our excess cash relative to other investment alternatives. In the three months ended September 30, 2011, we repurchased for cancellation 656,289 Class A Shares at an average price of $4.37 per share for a total purchase price of $2.9 million.

•	In the first quarter of fiscal 2012, $10.0 million of the Second lien facility was repaid. The remaining balance of this facility, totaling $35.0 million, was repaid in July 2011.

Results of Operations

The following table sets forth the unaudited consolidated statements of operations and other certain data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Consolidated Statements of Operations
Revenue	$210.3	$222.7	$412.7	$441.9
Cost of sales	113.3	106.6	215.4	215.1

Gross margin	97.0	116.1	197.3	226.8
Operating expenses
Selling, marketing and administration expenses	42.7	41.4	88.9	83.3
Research and development expenses	12.3	12.7	25.6	24.4
Depreciation and amortization	7.7	8.1	15.3	16.7
Restructuring costs	4.5	—	4.5	—

Operating income	29.8	53.9	63.0	102.4
Non-operating expenses
Other income, net	(0.1)	(0.1)	(0.2)	(0.3)
Interest expense	4.1	8.0	8.2	21.5
Foreign exchange loss (gain)	22.7	(14.7)	21.4	6.3

Income before income taxes	3.1	60.7	33.6	74.9
Income tax expense	2.5	16.4	10.0	25.6

Net income	$0.6	$44.3	$23.6	$49.3

Earnings per share
Basic and diluted earnings per share	$0.00	$0.38	$0.19	$0.36
Weighted-average number of shares outstanding
Basic	123,651,870	116,544,684	123,712,000	137,739,521
Diluted	124,330,620	116,544,684	124,390,750	137,739,521
Period end number of shares outstanding	123,116,502	123,772,791	123,116,502	123,772,791

Selected Data
Revenue by geographic location
North America	$139.5	$157.6	$293.3	$333.0
Europe, Middle East and Africa	50.6	49.8	84.5	81.2
Rest of World	20.2	15.3	34.9	27.7

	$210.3	$222.7	$412.7	$441.9

Revenue change(1)	(5.6)%	25.3%	(6.6)%	31.4%
As a percent of revenue
Gross margin	46.1%	52.1%	47.8%	51.3%
Selling, marketing and administration expenses	20.3%	18.6%	21.5%	18.9%
Research and development expenses	5.8%	5.7%	6.2%	5.5%
Adjusted EBITDA(2)	$49.5	$69.8	$96.7	$135.4
Adjusted EBITDA as a percentage of revenue(2)(3)	23.2%	30.6%	23.1%	29.9%
Adjusted Net Income(4)	$31.2	$38.7	$59.0	$68.8
Adjusted Net Income per share(4)(5)	$0.25	$0.33	$0.48	$0.50
Total number of SMART Board interactive whiteboards sold	107,932	117,723	205,669	233,645
Average selling price of SMART Board interactive whiteboards sold(6)	$1,264	$1,315	$1,346	$1,315

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.

(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(6)

Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards, SMART Board interactive displays and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs, costs of restructuring and other (income) loss. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Adjusted EBITDA
Net income	$0.6	$44.3	$23.6	$49.3
Income tax expense	2.5	16.4	10.0	25.6
Depreciation in cost of sales	0.9	0.5	1.8	2.3
Depreciation and amortization	7.7	8.1	15.3	16.7
Interest expense	4.1	8.0	8.2	21.5
Foreign exchange loss (gain)	22.7	(14.7)	21.4	6.3
Change in deferred revenue(1)	3.4	5.4	5.4	11.1
Stock-based compensation	2.1	1.8	5.6	1.8
Acquisition costs	—	0.1	—	1.1
Costs of restructuring(2)	5.6	—	5.6	—
Other income, net	(0.1)	(0.1)	(0.2)	(0.3)

Adjusted EBITDA	$49.5	$69.8	$96.7	$135.4

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $11.7 million and $10.3 million in the three months ended September 30, 2011 and 2010, respectively, and we deferred revenue of $21.9 million and $20.4 million in the six months ended September 30, 2011 and 2010, respectively.

(2)

Includes restructuring costs of $4.5 million disclosed in the Company’s Consolidated Statements of Operations and $1.1 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Adjusted Net Income
Net income	$0.6	$44.3	$23.6	$49.3
Adjustments to net income
Amortization of intangible assets	2.4	2.4	4.8	4.2
Foreign exchange loss (gain)	22.7	(14.7)	21.4	6.3
Change in deferred revenue	3.4	5.4	5.4	11.1
Stock-based compensation	2.1	1.8	5.6	1.8
Acquisition costs	—	0.1	—	1.1
Costs of restructuring(1)	5.6	—	5.6	—

	36.2	(5.0)	42.8	24.5
Tax impact on adjustments(2)	5.6	0.6	7.4	5.0

Adjustments to net income, net of tax	30.6	(5.6)	35.4	19.5

Adjusted Net Income	$31.2	$38.7	$59.0	$68.8

Adjusted Net Income per share
Basic and diluted earnings per share	$0.00	$0.38	$0.19	$0.36
Adjustments to net income, net of tax, per share	0.25	(0.05)	0.29	0.14

Adjusted Net Income per share	$0.25	$0.33	$0.48	$0.50

(1)

Includes restructuring costs of $4.5 million disclosed in the Company’s Consolidated Statements of Operations and $1.1 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(2)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations

Revenue

Revenue decreased by $12.4 million, or 5.6%, from $222.7 million in the second quarter of fiscal 2011 to $210.3 million in the second quarter of fiscal 2012, and decreased by $29.2 million, or 6.6%, from $441.9 million in the first six months of fiscal 2011 to $412.7 million in the first six months of fiscal 2012. Sales volumes for SMART Board interactive whiteboards in the second quarter of fiscal 2012 were 107,932 units, a decrease of 9,791 units, or 8.3%, from 117,723 units in the second quarter of fiscal 2011, and in the first six months of fiscal 2012 were 205,669 units, a decrease of 27,976 units, or 12.0%, from 233,645 units in the first six months of fiscal 2011. The decreases primarily relate to budget and funding constraints in the U.S. education market. U.S. federal, state and local budgets for education are under pressure due to current economic conditions, resulting in a pullback in spending by school districts in all areas from salaries to technology purchases. Although penetration in the education market has reached levels in certain countries where significant volume increases are more difficult, we have been investing in other regions, such as EMEA, as well as focusing on growing our sales within the business market. We have seen growth in both of these areas and expect it to continue. The decrease in revenue related to the lower spending was partially mitigated by the weakening of the U.S. dollar against the Euro, Canadian dollar and GBP which positively impacted revenue by approximately $3.7 million in the second quarter of fiscal 2012 as compared to the second quarter of fiscal 2011, and approximately $8.0 million in the first six months of fiscal 2012 as compared to the first six months of fiscal 2011.

Gross Margin

Gross margin decreased by $19.1 million from $116.1 million in the second quarter of fiscal 2011 to $97.0 million in the second quarter of fiscal 2012, and decreased by $29.5 million from $226.8 million in the first six months of fiscal 2011 to $197.3 million in the first six months of fiscal 2012. The gross margin percentage in the second quarter of fiscal 2012 fell below the second quarter of fiscal 2011 to 46.1% as compared to 52.1%, and the gross margin percentage in the first six months of fiscal 2012 was 47.8% compared to 51.3% in the first six months in fiscal 2011. Although the decreased revenue was the key driver of the absolute gross margin declines, there were other factors contributing to the lower period-over-period gross margin percentages. We incurred inventory write-down costs of $1.1 million relating to provisions for service parts and raw materials to be disposed of as part of the Ottawa restructuring. We earned lower margins in certain emerging markets which we expect to improve late in this fiscal year with lower cost, localized contract manufacturing. We recently launched a new line of projectors for which the combination of introductory pricing and higher initial costs narrowed our margins. We are targeting cost savings on these products in future periods to bring us back in line with standard margin levels. We also incurred expedited freight charges primarily relating to these new projectors as we pushed to meet delivery obligations. The decrease in gross margin related to the decline in revenue was partially offset by positive foreign exchange impacts of approximately $2.1 million and $4.6 million primarily due to the period-over-period strengthening of the Euro, Canadian dollar and GBP relative to the U.S. dollar, which positively impacted our revenue, and the strengthening of the Euro and the Canadian dollar relative to the U.S. dollar, which negatively impacted our cost of sales for the three and six months ended September 30, 2011 as compared to the same periods in fiscal 2011.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $1.3 million, or 3.1%, from $41.4 million in the second quarter of fiscal 2011 to $42.7 million in the second quarter of fiscal 2012, and increased by $5.6 million, or 6.7%, from $83.3 million in the first six months of fiscal 2011 to $88.9 million in the first six months of fiscal 2012. For the second quarter of fiscal 2012 compared to the same period in fiscal 2011 and for the first six months of fiscal 2012 compared to the same period in fiscal 2011, the strengthening in the value of the Canadian dollar compared to the U.S. dollar and the Euro accounted for approximately $2.3 million and $5.0 million of these increases, respectively. Other increases related to our continued expansion in EMEA and stock-based compensation for the first six months of fiscal 2012. These increases were offset by decreases across other categories as we continued our focus on cost containment in light of continued uncertainty surrounding education funding.

Research and Development Expenses

Our research and development expenses decreased nominally by $0.4 million, or 3.1%, from $12.7 million in the second quarter of fiscal 2011 to $12.3 million in the second quarter of fiscal 2012, and increased by $1.2 million, or 4.9%, from $24.4 million in the first six months of fiscal 2011 to $25.6 million in the first six months of fiscal 2012. The increase in research and development expenses over the first six months of fiscal 2012 as compared to the same period in fiscal 2011 is due to the period-over-period strengthening in the value of the Canadian dollar and New Zealand dollar compared to the U.S. dollar.

Depreciation and Amortization

Depreciation and amortization decreased by $0.4 million from $8.1 million in the second quarter of fiscal 2011 to $7.7 million in the second quarter of fiscal 2012, and decreased by $1.4 million from $16.7 million in the first six months of fiscal 2011 to $15.3 million in the first six months of fiscal 2012.

Amortization of intangible assets reflects amortization of $2.4 million on $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted-average amortization period for the intangible assets is 5.6 years.

Costs of Restructuring

In August 2011, we announced that we would transfer the remainder of our interactive whiteboard assembly operations from our leased assembly facility in Ottawa, Canada to our existing third-party contract manufacturers. This decision reflects our continued focus on cost management and we expect the transition to be substantially completed by the end of the third quarter of fiscal 2012. Although certain product development, procurement and logistics functions will remain in the Ottawa facility, staffing levels have been significantly reduced as a result of this decision. We incurred approximately $5.6 million related to this restructuring in the second quarter of fiscal 2012. The majority of these costs consisted of employee termination benefits and the associated costs of outplacement services of $3.7 million related to a reduction in workforce of 227 employees. Other costs included $1.1 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility as part of the transition to contract manufacturers and $0.8 million in labor and other costs related to the shutdown of the facility. We are currently evaluating our plans for the use of the Ottawa facility and assessing the amount of contract termination costs we will incur in future periods. We estimate these costs to be in the range of $7.0 to $10.0 million.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $3.9 million, or 48.8%, from $8.0 million in the second quarter of fiscal 2011 to $4.1 million in the second quarter of fiscal 2012, and decreased by $13.3 million, or 61.9%, from $21.5 million in the first six months of fiscal 2011 to $8.2 million in the first six months of fiscal 2012. Interest expense decreased as a result of the 2010 Reorganization which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the last three quarters of fiscal 2011 and first two quarters of 2012 totaling $232.8 million.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $37.4 million, from a gain of $14.7 million in the second quarter of fiscal 2011 to a loss of $22.7 million in the second quarter of fiscal 2012, and changed by $15.1 million, from a loss of $6.3 million in the first six months of fiscal 2011 to a loss of $21.4 million in the first six months of fiscal 2012. These foreign exchange gains and losses primarily result from the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From June 30, 2011 to September 30, 2011, the U.S. dollar strengthened by 8.7% against the Canadian dollar from CDN$0.9645 to CDN$1.0482 as compared to a weakening of the U.S. dollar of 3.3% against the Canadian dollar for the same period last year. From March 31, 2011 to September 30, 2011, the U.S. dollar strengthened by 8.1% against the Canadian dollar from CDN$0.9696 to CDN$1.0482 as compared to a strengthening of the U.S. dollar of 1.3% against the Canadian dollar for the same period last year. The significant strengthening of the U.S. dollar in the current periods as compared to the same periods last year was the key driver of foreign exchange losses for both the second quarter and first six months of fiscal 2012.

Provision for Income Taxes

Income tax expense decreased by $13.9 million from $16.4 million in the second quarter of fiscal 2011 to $2.5 million in the second quarter of fiscal 2012, and decreased by $15.6 million from $25.6 million in the first six months of fiscal 2011 to $10.0 million in the first six months of fiscal 2012. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future. The decrease in tax expense in the second quarter and first six months of fiscal 2012 compared to the same periods in fiscal 2011 was due to the reduction in gross margin, the increase in unrealized foreign exchange losses on U.S. dollar-denominated debt and the recognition of additional Scientific Research and Experimental Development (“SR&ED”) credits upon filing our June 7, 2010 and March 31, 2011 Canadian SR&ED claims.

Net Income

Net income decreased by $43.7 million from $44.3 million in the second quarter of fiscal 2011 to $0.6 million in the second quarter of fiscal 2012, and decreased by $25.7 million from $49.3 million in the first six months of fiscal 2011 to $23.6 million in the first six months of fiscal 2012. The decrease in the second quarter of fiscal 2012 compared to the same period in fiscal 2011 is primarily due to the decrease in gross margin of $19.1 million, the inclusion of Ottawa restructuring costs of $4.5 million in operating expenses and the impact of the volatility of the U.S. dollar relative to the Canadian dollar on our U.S. dollar-denominated debt, which resulted in a $37.4 million increase in period-over-period foreign exchange losses, offset by decreases in interest expense of $3.9 million and income tax expense of $13.9 million. The decrease in the first six months of fiscal 2012 compared to the same period in fiscal 2011 is primarily due to the decrease in gross margin of $29.5 million, the increase in operating expenses of $9.9 million, and the impact of the volatility of the U.S. dollar relative to the Canadian dollar, which resulted in a $15.1 million increase in period-over-period foreign exchange losses. This was partly offset by the $13.3 million decrease in interest expense and the $15.6 million decrease in income tax expense.

Adjusted EBITDA

Adjusted EBITDA decreased by $20.3 million, or 29.1%, from $69.8 million in the second quarter of fiscal 2011 to $49.5 million in the second quarter of fiscal 2012, and decreased by $38.7 million, or 28.6%, from $135.4 million in the first six months of fiscal 2011 to $96.7 million in the first six months of fiscal 2012. The decrease in the second quarter of fiscal 2012 compared to the same period in fiscal 2011 is primarily due to the decrease in gross margin. The decrease in the first six months of fiscal 2012 compared to the same period in fiscal 2011 is primarily due to the decrease in gross margin coupled with the increases in selling, marketing and administration expenses and research and development expenses.

Adjusted Net Income

Adjusted Net Income decreased by $7.5 million, or 19.4%, from $38.7 million in the second quarter of fiscal 2011 to $31.2 million in the second quarter of fiscal 2012, and decreased by $9.8 million, or 14.2%, from $68.8 million in the first six months of fiscal 2011 to $59.0 million in the first six months of fiscal 2012. The decrease in gross margin was largely offset by reduced interest expense and income taxes.

Stock-based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees and service providers of the Company and its subsidiaries. During the first six months of fiscal 2012, we granted 1,917,082 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $5.72 which vest over 48 months. The Company has a total of 3,153,213 options outstanding at September 30, 2011 with a weighted-average exercise price of $9.91. During the first six months of fiscal 2012, we also issued 30,000 DSUs to independent directors and 248,750 time-based RSUs and 400,000 performance-based RSUs to Company executives.

Including these new issuances, we expect total stock-based compensation in selling, marketing and administration and research and development expenses to be approximately $9.5 million in fiscal 2012.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated results of operations, reconciliation of net income to Adjusted EBITDA and reconciliation of net income to Adjusted Net Income for each of the eight most recent quarters, including the quarter ended September 30, 2011. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2012		Fiscal Year 2011				Fiscal Year 2010
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Consolidated Statements of Operations
Revenue	$210.3	$202.4	$167.3	$180.9	$222.7	$219.2	$155.6	$156.1
Cost of sales	113.3	102.1	89.6	94.5	106.6	108.5	75.9	79.5

Gross margin	97.0	100.3	77.7	86.4	116.1	110.7	79.7	76.6
Operating expenses
Selling, marketing and administration expenses	42.7	46.2	52.1	45.5	41.4	41.9	41.9	35.7
Research and development expenses	12.3	13.3	14.7	13.8	12.7	11.7	9.9	9.0
Depreciation and amortization	7.7	7.6	7.9	7.2	8.1	8.6	6.7	3.9
Restructuring costs	4.5	—	—	—	—	—	—	—

Operating income	29.8	33.2	3.0	19.9	53.9	48.5	21.2	28.0
Non-operating expenses
Other income, net	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)
Interest expense	4.1	4.1	4.8	5.3	8.0	13.5	17.8	16.2
Foreign exchange loss (gain)	22.7	(1.3)	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)

Income before income taxes	3.1	30.5	11.9	17.9	60.7	14.2	11.8	20.7
Income tax expense	2.5	7.5	4.3	5.4	16.4	9.2	1.3	0.8

Net income	$0.6	$23.0	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2012		Fiscal Year 2011				Fiscal Year 2010
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Adjusted EBITDA
Net income	$0.6	$23.0	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9
Income tax expense	2.5	7.5	4.3	5.4	16.4	9.2	1.3	0.8
Depreciation in cost of sales	0.9	0.9	0.9	0.9	0.5	1.8	(1.0)	1.1
Depreciation and amortization	7.7	7.6	7.9	7.2	8.1	8.6	6.7	3.9
Interest expense	4.1	4.1	4.8	5.3	8.0	13.5	17.8	16.2
Foreign exchange loss (gain)	22.7	(1.3)	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)
Change in deferred revenue(1)	3.4	2.0	1.5	2.2	5.4	5.7	2.6	2.5
Stock-based compensation	2.1	3.5	3.1	3.8	1.8	—	—	—
Acquisition costs	—	—	—	—	0.1	1.0	1.8	—
Costs of restructuring(2)	5.6	—	—	—	—	—	—	—
Other income, net	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)

Adjusted EBITDA(3)	$49.5	$47.2	$16.4	$34.0	$69.8	$65.6	$31.3	$35.5

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Includes restructuring costs of $4.5 million disclosed in the Company’s Consolidated Statements of Operations and $1.1 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Fiscal Year 2012		Fiscal Year 2011				Fiscal Year 2010
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Adjusted Net Income
Net income	$0.6	$23.0	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9
Adjustments to net income
Amortization of intangible assets	2.4	2.4	2.4	2.4	2.4	1.8	—	—
Foreign exchange loss (gain)	22.7	(1.3)	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)
Change in deferred revenue	3.4	2.0	1.5	2.2	5.4	5.7	2.6	2.5
Stock-based compensation	2.1	3.5	3.1	3.8	1.8	—	—	—
Acquisition costs	—	—	—	—	0.1	1.0	1.8	—
Costs of restructuring(1)	5.6	—	—	—	—	—	—	—

	36.2	6.6	(6.6)	5.2	(5.0)	29.5	(3.8)	(6.2)
Tax impact on adjustments(2)	5.6	1.8	0.2	1.8	0.6	4.4	1.0	1.1

Adjustments to net income, net of tax	30.6	4.8	(6.8)	3.4	(5.6)	25.1	(4.8)	(7.3)

Adjusted Net Income(3)	$31.2	$27.8	$0.8	$15.9	$38.7	$30.1	$5.7	$12.6

Adjusted Net Income per share
Weighted-average number of shares outstanding
Basic	123,651,870	123,772,791	123,772,791	123,772,791	116,544,684	159,167,268	180,769,238	180,508,997
Diluted	124,330,620	124,451,541	123,772,791	123,772,791	116,544,684	159,167,268	180,769,238	180,508,997
Basic and diluted earnings per share	$0.00	$0.19	$0.06	$0.10	$0.38	$0.03	$0.06	$0.11
Adjustments to net income, net of tax, per share	0.25	0.03	(0.05)	0.03	(0.05)	0.15	(0.03)	(0.04)

Adjusted Net Income per share	$0.25	$0.22	$0.01	$0.13	$0.33	$0.18	$0.03	$0.07

Total number of SMART Board interactive whiteboards sold	107,932	97,737	82,964	89,705	117,723	115,922	82,331	93,958
Average selling price of SMART Board interactive whiteboards sold	$1,264	$1,437	$1,301	$1,370	$1,315	$1,315	$1,313	$1,261

(1)

Includes restructuring costs of $4.5 million disclosed in the Company’s Consolidated Statements of Operations and $1.1 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(2)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(3)	Adjusted Net Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.

Liquidity and Capital Resources

As of September 30, 2011, we held cash and cash equivalents of $84.0 million. Our primary source of cash flow is generated from sales of interactive whiteboards and related attachment products. We believe that ongoing operations and the associated cash flow, in addition to our existing cash resources and revolving credit facilities, provide sufficient liquidity to support our business operations for at least the next 12 months.

As of September 30, 2011, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$292.8 million

In the first quarter of fiscal 2012, $10.0 million of the Second lien facility was repaid. The remaining balance of this facility, totaling $35.0 million, was repaid in July 2011.

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0% and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of September 30, 2011.

All debt and credit facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $6.1 million from $33.0 million in the first six months of fiscal 2011 to $26.9 million in the first six months of fiscal 2012. The change relates to lower net income and decreases in period-over-period non-cash working capital balances of $3.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $76.5 million from $86.9 million in the first six months of fiscal 2011 to $10.4 million in the first six months of fiscal 2012. The decrease is due to net cash used in investing activities in the first six months of fiscal 2011 related to the acquisition of NextWindow for $82.0 million in cash, offset by $8.0 million in cash held by NextWindow at the date of acquisition and a decrease in capital expenditures of $2.4 million in the first six months of fiscal 2012 compared to the same period in fiscal 2011.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by $7.4 million from $41.8 million in the first six months of fiscal 2011 to $49.2 million in the first six months of fiscal 2012. The cash used in financing activities in the first six months of fiscal 2012 primarily related to repayments of $45.0 million on the Second lien facility and $2.9 million in repurchases of our Class A Subordinate Voting Shares. The cash used in financing activities in the first six months of fiscal 2011 primarily related to $182.8 million in debt repayments on our revolving credit facility, shareholder note payable, unsecured term loan, term construction facility and construction loan. The cash used in financing activities was offset by net cash proceeds of $134.3 million from the initial public offering (“IPO”).

On August 19, 2011, our Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000, or approximately 9%, of our 44,308,596 outstanding Class A Subordinate Voting Shares. The shares may be purchased in the open market at prevailing market prices over a 12-month period commencing August 25, 2011 and ending August 24, 2012. We believe the market price of our Class A Subordinate Voting Shares does not reflect the underlying value of the Company and that the share repurchase plan may provide value by reducing the number of Class A Subordinate Voting Shares outstanding at attractive prices. In the three months ended September 30, 2011, we repurchased for cancellation 656,289 Class A Shares at an average price of $4.37 per share for a total purchase price of $2.9 million.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of September 30, 2011.

	12 months ending September 30,
	2012	2013	2014	2015	2016	2017 and thereafter	Total
Operating leases	$6.9	$5.7	$5.2	$5.1	$4.3	$15.9	$43.1
Derivative contracts	5.3	—	—	—	—	—	5.3
Long-term debt repayments
Long-term debt	3.1	3.1	286.6	—	—	—	292.8
Future interest obligations on long-term debt	9.2	9.1	8.2	—	—	—	26.5
Purchase commitments	66.6	2.4	1.9	0.8	—	—	71.7

Total	$91.1	$20.3	$301.9	$5.9	$4.3	$15.9	$439.4

The operating lease obligations relate primarily to office, warehouse and assembly facilities and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt obligations represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments have historically represented our commitments for raw materials used in the in the assembly of the SMART Board interactive whiteboards and commitments for finished goods from contract manufacturers, as well as certain information systems and licensing costs. With the transition of our product assembly operations from our Ottawa facility to contract manufacturers, our commitments relating to raw materials have significantly declined.

Commitments have been calculated using foreign exchange rates and interest rates in effect at September 30, 2011. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

Guarantees and Contingencies

Securities Class Actions

Since December 2010, several class action complaints against SMART and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed as Lead Plaintiff the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In March 2011, the defendants, including SMART, filed a motion seeking transfer of the case to the U.S. District Court for the Southern District of New York, which has since been granted.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff and it is expected that the two actions will be consolidated into one class action.

In September 2011, an additional class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York.

The foregoing litigation proceedings are in their early stages. As a result, we are not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings).

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnifications and guarantees to counterparties to secure sales agreements or purchase commitments. Should we be required to act under such agreements, we expect that we would not incur any material loss.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Litigation

We are involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in our favor, we do not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Off-Balance Sheet Arrangements

As of September 30, 2011, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar and the Euro. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar-denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and inventory purchase commitments, warranty costs, income taxes, business combinations, and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management.